UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549
                                     FORM N-17f-2


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                                                                                                     OMB APPROVAL
                                                                                    ---------------------------------------------
                                                                                    OMB Number:                         3235-0360
                  Certificate of Accounting of Securities and Similar               Expires:                        June 30, 1997
                             Investments in the Custody of                          Estimated average burden
                            Management Investment Companies                         hours per response                       0.05
                                                                                    ---------------------------------------------

                    Pursuant to Rule 17f-2[17 CFR 270.17f-2]
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1.    Investment Company Act File Number:                           Date examination completed:
      811-5103                                                      December 31, 1998

2.    State Identification Number:
       AL                     AK                     AZ                    AR                     CA                    CO

       CT                     DE                     DC                    FL                     GA                    HI

       ID                     IL                     IN                    IA                     KS                    KY

       LA                     ME                     MD                    MA                     MI                    MN

       MS                     MO                     MT                    NE                     NV                    NH

       NJ                     NM                     NY                    NC                     ND                    OH

       OK                     OR                     PA                    RI                     SC                    SD

       TN                     TX                     UT                    VT                     VA                    WA

       WV                     WI                     WY                    PUERTO RICO

       Other (specify):

3.    Exact name of investment company as specified in registration statement:
                  Franklin Capital Corporation


4. Address of principal executive office (number, street, city, state, zip code): 450 Park Avenue, 10th Floor, New York, New York 10022

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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.    All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                                SEC 2198 (8-95)

800889.1

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